

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2016

Michael D. Tofias
25 Cambridge Drive
Short Hills, NJ 07078

Re: Surge Components Inc.
DFAN14A – Soliciting Materials filed pursuant to Rule 14a-12 on Schedule 14A
Filings made on September 7, September 29 and October 11, 2016, by Bradley P.
Rexroad and Michael D. Tofias
File Number: 000-27688

Dear Mr. Tofias,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

DEFAN14A filing made on September 7, 2016

1. Please refer to the following statement: "We believe that Surge's poor governance and history of underperformance call for directors with the fresh perspectives and sense of urgency necessary to unlock the company's full potential." Please confirm that the participants will characterize characterizations such as "poor governance" and "history of underperformance" as an opinion or belief in future soliciting materials, including the proxy statement. In addition, please ensure that a factual basis exists for making such a characterization by either disclosing the factual foundation or by providing it to us on a supplemental basis.

DEFAN14A filing made on September 29, 2016

2. The participants assert that "this [Surge Components'] management team continues to destroy stockholder value." Please provide us with the factual foundation upon which the participants relied to publicly conclude that the incumbent management team has destroyed stockholder value. The factual support, if any, should specifically identify the management decisions (or indecision, as the case may be) that is responsible for the purported destruction in shareholder value. Alternatively, in the next soliciting communication publicly-filed by the participants, please include a retraction of the cited statement.

DFAN14A filing made on October 11, 2016

3. Please advise us, with a view toward revised disclosure in future filings, of the factual foundation upon which the participants relied to make the following assertions:

   a. "utter disregard for stockholders" given the issuer's disclosed reason for adopting the rights plan, i.e., to preserve net operating loss carryforwards;

   b. "[T]he real reason is that the Board wants to limit your ability to buy stock in advance of the record date for this year's annual meeting" given that the statement is speculative and implies the Board has ulterior motives besides the motivation proffered in the issuer's preliminary proxy statement;

   c. "[The Board is] using the poison pill—cloaked under the veil of preserving stockholder value to entrench themselves in office."

   d. "Why [is the Board] wasting stockholders' money on legal fees for entrenchment devices instead of improving the Company?" given that such assertion may impugn the Board's integrity as well as charge the Board with breach of a fiduciary duty inasmuch as such assertion could be construed as an allegation of corporate waste.

   e. "incredibly restrictive" given that such a declaration is only an opinion or belief that appears insupportable based on the issuer's public characterization of such a threshold.

4. Refer to the following statement: "We were shocked and outraged to see the announcement on October 7, 2016, that Surge Components, Inc. (the "Company") adopted a poison pill without stockholder approval." Given that the issuer's preliminary proxy statement indicates that "[f]ailure to obtain stockholder approval will result in the automatic termination of the NOL Rights Plan," and the participants have amended their proxy statement to include such proposal, please confirm that the participants will not make statements in future soliciting materials, including the proxy statement, that imply shareholder approval was legally required and that the Board abdicated its fiduciary duties by not first submitting the proposal to shareholders for approval, or advise.

5. The participants assert that the rights plan limits the amount of stock an investor may acquire appears inaccurate given that an investor who breaches the 4.99% threshold only seemingly activates the plan by triggering a right. The participants' assertion implies that rights plan is tantamount to a bar to acquiring stock beyond the cited threshold. In future soliciting materials, including the proxy statement, please confirm that the participants will not make unqualified assertions that could imply the rights plan prohibits purchases above the threshold as a matter of law.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc**:** Douglas K. Schnell
David Berger
Scott Blumenkranz
Bradley P. Rexroad